(m)(2)(iii)

[Voya Funds]

May 1, 2015

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the ING Partners, Inc. (now known as Voya Partners, Inc.) Amended and Restated Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable under the Amended and Restated Distribution Plan (the “Distribution Plan”) to VID for VY Invesco Equity and Income Portfolio (the “Portfolio”), a series of Voya Partners, Inc., in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Distribution Plan was 0.15%.  By this letter, we agree to waive that fee for the period May 1, 2015 through May 1, 2016.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

Voya Partners, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC